Novartis First Quarter 2024

Condensed Interim Financial Report – Supplementary Data

NOVARTIS | Reimagining Medicine

Novartis First Quarter 2024 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
COMPANY OPERATING PERFORMANCE REVIEW
Continuing operations
4
Discontinued operations
9
Total Company
9
COMPANY CASH FLOW AND BALANCE SHEET
10
INNOVATION REVIEW
12
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
14
Consolidated statements of comprehensive income
15
Consolidated balance sheets
16
Consolidated statements of changes in equity
17
Consolidated statements of cash flows
18
Notes to condensed interim consolidated financial statements, including update on legal proceedings
19
SUPPLEMENTARY INFORMATION
34
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results
36
Total Company
37
Discontinued operations
38
FREE CASH FLOW
39
ADDITIONAL INFORMATION
Net debt
41
Share information
41
Effects of currency fluctuations
42
DISCLAIMER
43

Company
Key figures
First quarter
(USD millions unless indicated otherwise)	Q1 2024 USD m	Q1 2023 USD m	% change USD	% change cc 1

Net sales from continuing operations	11 829	10 798	10	11

Other revenues	291	249	17	17

Cost of goods sold	-3 096	-2 991	-4	-2

Gross profit from continuing operations	9 024	8 056	12	15

Selling, general and administration	-2 840	-2 891	2	1

Research and development	-2 421	-2 575	6	7

Other income	249	963	-74	-75

Other expense	-639	-935	32	33

Operating income from continuing operations	3 373	2 618	29	39

% of net sales	28.5	24.2

Loss from associated companies	-29	-2	nm	nm

Interest expense	-221	-200	-11	-13

Other financial income and expense	6	104	-94	nm

Income before taxes from continuing operations	3 129	2 520	24	36

Income taxes	-441	-370	-19	-31

Net income from continuing operations	2 688	2 150	25	37

Net income from discontinued operations		144	nm	nm

Net income	2 688	2 294	nm	nm

Basic earnings per share from continuing operations (USD)	1.31	1.02	28	41

Basic earnings per share from discontinued operations (USD)		0.07	nm	nm

Total basic earnings per share (USD)	1.31	1.09	nm	nm

Net cash flows from operating activities from continuing operations	2 265	2 852	-21

Non-IFRS measures [1]

Free cash flow from continuing operations	2 038	2 684	-24

Core operating income from continuing operations	4 537	3 906	16	22

% of net sales	38.4	36.2

Core net income from continuing operations	3 681	3 233	14	19

Core basic earnings per share from continuing operations (USD)	1.80	1.54	17	23

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 34. Unless otherwise noted, all growth rates in this release refer to same period in prior year.

nm = not meaningful

Strategy update
Our focus
In 2023, Novartis completed its transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Following the September 15, 2023, shareholder approval of the spin-off of Sandoz, Novartis reported its consolidated financial statements as “continuing operations” and “discontinued operations.”
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.
While the commentary below focuses on continuing operations, we also provide information on discontinued operations.
Continuing operations
Net sales
Net sales were USD 11.8 billion (+10%, +11% cc) with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had a negative impact of 1 percentage point. Sales in the US were USD 4.6 billion (+13%) and in the rest of the world USD 7.2 billion (+7%, +10% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 1.9 billion, +34%, +36% cc), Cosentyx (USD 1.3 billion, +23%, +25% cc), Kesimpta (USD 637 million, +66%, +66% cc), Kisqali (USD 627 million, +51%, +54% cc), Pluvicto (USD 310 million, +47%, +47% cc) and Leqvio (USD 151 million, +136%, +139% cc), partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya, and the Xiidra divestment.
In the US (USD 4.6 billion, +13%), sales growth was mainly driven by Entresto, Cosentyx, Kisqali, Kesimpta, and Pluvicto, partly offset by the Xiidra divestment. In Europe (USD 3.8 billion, +3%, +4% cc), sales growth was mainly driven by Kesimpta, Entresto, Kisqali and Cosentyx, partly offset by increased generic competition for Lucentis and Gilenya. Sales in emerging growth markets were USD 3.3 billion (+15%, +21% cc), including USD 1.0 billion sales from China (+25%, +31% cc).
Operating income
Operating income was USD 3.4 billion (+29%, +39% cc), mainly driven by higher net sales and lower restructuring charges, partly offset by legal costs (one-time income from legal matters in prior year) and higher R&D investments. Operating income margin was 28.5% of net sales, increasing 4.3 percentage points (+5.9 percentage points in cc). Other revenue as a percentage of sales increased by 0.1 percentage points (cc). Cost of goods sold as a percentage of sales decreased by 2.2 percentage points (cc). R&D expenses as a percentage of net sales decreased by 3.9 percentage points (cc). SG&A expenses as a percentage of net sales decreased by 3.0 percentage points (cc). Other income and expense as a percentage of net sales decreased the margin by 3.3 percentage points (cc).
Core adjustments were USD 1.2 billion, mainly due to amortization, compared to USD 1.3 billion in prior year. Core adjustments decreased compared to prior year, mainly due to lower restructuring charges, partly offset by legal costs (one-time income from legal matters in prior year).
Core operating income was USD 4.5 billion (+16%, +22% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 38.4% of net sales, increasing 2.2 percentage points (+3.4 percentage points cc). Core other revenue as a percentage of sales increased by 0.1 percentage points (cc). Core cost of goods sold as a percentage of sales increased by 0.2 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.9 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 2.8 percentage points (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.2 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 221 million and was broadly in line with prior year. Other ﬁnancial income and expense amounted to an income of USD 6 million compared with an income of USD 104 million in the prior year, mainly due to higher net losses from the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” and higher currency devaluation losses.
Core other ﬁnancial income and expense amounted to an income of USD 96 million compared to USD 118 million in the prior year, mainly due to lower interest income.
Income taxes
The tax rate in the first quarter was 14.1% compared to 14.7% in the prior year. The current year tax rate was favorably impacted mainly by the effect of changes in uncertain tax positions. The prior-year tax rate was favorably impacted mainly by the recognition of non-taxable income related to a legal matter. Excluding these impacts, the current and prior year tax rate would have been 17.3% and 15.1% respectively. The increase from the prior year was mainly the result of a change in proﬁt mix and the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024.
The core tax rate (core taxes as a percentage of core income before tax) was 16.5% compared to 15.4% in the prior year. The increase from the prior year was mainly the result of a change in proﬁt mix and the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024.
Net income, EPS and free cash flow
Net income was USD 2.7 billion (+25%, +37% cc), mainly driven by higher operating income. Basic EPS was USD 1.31 (+28%, +41% cc), benefiting from lower weighted average number of shares outstanding.
Core net income was USD 3.7 billion (+14%, +19% cc), mainly due to higher core operating income. Core EPS was USD 1.80 (+17%, +23% cc), benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 2.0 billion (-24% USD), compared with USD 2.7 billion in the prior-year quarter, due to a prior-year one-timer and timing of payments.

Product commentary (relating to Q1 performance)
Cardiovascular, RENAL and METABOLIC
	Q1 2024	Q1 2023	% change	% change
	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	1 879	1 399	34	36

Leqvio	151	64	136	139

Total cardiovascular, renal and metabolic	2 030	1 463	39	41

Entresto (USD 1 879 million, +34%, +36% cc) sustained robust demand-led growth. In the US and Europe, Entresto penetration grew through the continued adoption of guideline-directed medical therapy in heart failure. In China and Japan, Entresto volume growth was fueled by heart failure as well as increased penetration in hypertension. In the US, Novartis is in ANDA litigation with generic manufacturers. Novartis has appealed to reverse the negative US district court decision to uphold the validity of its combination patent covering Entresto and combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). No generics have tentative or final approval in the US. Any US commercial launch of a generic Entresto product prior to the final outcome of Novartis combination patent appeal, or ongoing litigations involving other patents, may be at risk of later litigation developments.
Leqvio (USD 151 million, +136%, +139% cc) launch in the US and other markets is ongoing, with a focus on patient on-boarding, removing access hurdles and enhancing medical education. Leqvio is now approved in 95 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q1 2024	Q1 2023	% change	% change
	USD m	USD m	USD	cc

Immunology
Cosentyx	1 326	1 076	23	25

Xolair [1]	399	354	13	15

Ilaris	356	328	9	14

Total immunology	2 081	1 758	18	21

[1] Net sales reflect Xolair sales for all indications.
Cosentyx (USD 1 326 million, +23%, +25% cc) sales grew mainly in the US, emerging growth markets and Europe. US growth was driven by strong demand for recent new indication (HS) and formulation (IV) launches in addition to volume growth in the core indications (PsO, PsA, AS and nr-axSpA). Ex-US performance was driven by robust demand-led volume growth, as well as the HS indication launch. Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1 million patients across six systemic inflammatory conditions.
Xolair (USD 399 million, ex-US +13%, +15% cc) sales grew across all regions. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 356 million, +9%, +14% cc) sales grew across all regions, mainly in the US and Europe. Contributors to growth include strong performance in the Periodic Fever Syndromes and Still’s disease indications in the US, Europe and Japan, as well as in key markets worldwide.

Neuroscience
	Q1 2024	Q1 2023	% change	% change
	USD m	USD m	USD	cc

Neuroscience
Kesimpta	637	384	66	66

Zolgensma	295	309	-5	-3

Aimovig	76	61	25	24

Other	1		nm	nm

Total neuroscience	1 009	754	34	34

nm = not meaningful
Kesimpta (USD 637 million, +66%, +66% cc) sales grew across all regions driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy, with a favorable safety and tolerability profile and an at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 90 countries with more than 100,000 patients treated.
Zolgensma (USD 295 million, -5%, -3% cc) continues to treat mainly incident patients in established markets. Sales declined due to fewer incident patient treatments. Zolgensma is now approved in 54 countries with more than 4,000 patients treated globally through clinical trials, early access programs and in the commercial setting.
Aimovig (USD 76 million, ex-US, ex-Japan +25%, +24% cc) sales grew mainly in Europe driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US, ex-Japan, while Amgen retains all rights in the US and in Japan.
ONCOLOGY
	Q1 2024	Q1 2023	% change	% change
	USD m	USD m	USD	cc

Oncology
Kisqali	627	415	51	54

Promacta/Revolade	520	547	-5	-4

Jakavi	478	414	15	18

Tafinlar + Mekinist [1]	474	458	3	5

Tasigna	395	462	-15	-13

Pluvicto	310	211	47	47

Lutathera	169	149	13	14

Scemblix	136	76	79	83

Kymriah	120	135	-11	-10

Piqray/Vijoice	109	116	-6	-6

Fabhalta	6		nm	nm

Other		1	nm	nm

Total oncology	3 344	2 984	12	14

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
nm = not meaningful
Kisqali (USD 627 million, +51%, +54% cc) sales grew strongly across all regions, based on increasing recognition of its consistently reported overall survival in HR+/HER2- advanced breast cancer, Category 1 NCCN guidelines recommendation and highest ESMO-Magnitude of Clinical Benefit Scale scores in the CDK4/6 inhibitor class. Novartis is in US ANDA litigation with a generic manufacturer.
Promacta/Revolade (USD 520 million, -5%, -4% cc) sales declined mainly in the US due to higher revenue deductions and in Europe.
Jakavi (USD 478 million, ex-US +15%, +18% cc) sales grew in Europe, emerging growth markets and Japan, driven by strong demand in both myelofibrosis and polycythemia vera indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Tafinlar + Mekinist (USD 474 million, +3%, +5% cc) sales grew in emerging growth markets and Japan, partly offset by a decline in the US. Sales growth was driven by demand in BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market. In addition, the tumor agnostic indication contributed to growth in the US.

Tasigna (USD 395 million, -15%, -13% cc) sales declined across all regions due to lower demand.
Pluvicto (USD 310 million, +47%, +47% cc) sales grew mainly in the US and Europe. Pluvicto is the first and only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anticancer treatments (ARPI and taxane-based chemotherapy). In January, Novartis received approval from the FDA for commercial manufacturing of Pluvicto at state-of-the-art radioligand therapy (RLT) manufacturing facility in Indianapolis.
Lutathera (USD 169 million, +13%, +14% cc) sales grew across all regions due to increased demand. Following the presentation of Phase III NETTER-2 data at ASCO GI in January, promotion has already started in the US, where the 1L population is within the current indication for Lutathera. Growth in international markets was mainly driven by Europe and Japan.
Scemblix (USD 136 million, +79%, +83% cc) sales grew across all regions, demonstrating the high unmet need for effective and tolerable treatment options for CML patients treated with 2 or more tyrosine kinase inhibitors. Scemblix has now been approved in more than 71 countries.
Kymriah (USD 120 million, -11%, -10% cc) sales declined in most markets, partly offset by strong uptake in the follicular lymphoma indication ex-US.
Piqray/Vijoice (USD 109 million, -6%, -6% cc) sales declined in the US and Europe, partly offset by growth in emerging growth markets. In addition to PIK3CA-related overgrowth spectrum (PROS), Piqray is the first therapy specifically developed for the approximately 40% of HR+/HER2-advanced breast cancer patients who have a PIK3CA mutation, associated with a worse prognosis.
Fabhalta (USD 6 million) received FDA approval in December 2023, as the first oral monotherapy for the treatment of adults with paroxysmal nocturnal hemoglobinuria (PNH), and early launch indicators from the first quarter on market in the US are encouraging.
Established BRANDS
	Q1 2024	Q1 2023	% change	% change
	USD m	USD m	USD	cc

Established brands
Sandostatin Group	355	329	8	9

Lucentis	314	416	-25	-23

Exforge Group	192	186	3	5

Gilenya	175	232	-25	-24

Galvus Group	149	183	-19	-12

Diovan Group	140	158	-11	-7

Contract manufacturing	279	375	-26	-26

Other	1 761	1 960	-10	-9

Total established brands	3 365	3 839	-12	-11

Sandostatin Group (USD 355 million, +8%, +9% cc) sales grew mainly in the US due to timing of inventory shipments.
Lucentis (USD 314 million, ex-US -25%, -23% cc) sales declined in Europe, emerging growth markets and Japan, mainly due to competition.
Exforge Group (USD 192 million, +3%, +5% cc) sales grew mainly in emerging growth markets, partly offset by a decline in Europe.
Gilenya (USD 175 million, -25%, -24% cc) sales declined due to generic competition, mainly in the US and Europe. Novartis is in litigation against generic manufacturers on the dosing regimen patent in Europe.
Galvus Group (USD 149 million, -19%, -12% cc) sales declined mainly in Europe.
Diovan Group (USD 140 million, -11%, -7% cc) sales declined across all regions.

Discontinued operations
Discontinued operations in first quarter 2023 include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz and certain other expenses related to the spin-off of the Sandoz business.
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the first quarter 2024 related to discontinued operations. In the first quarter 2023, discontinued operations net sales were USD 2.5 billion, operating income amounted to USD 238 million and net income from discontinued operations was USD 144 million. For further details see Note 3 “Significant transactions 2023 – Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders” and Note 12 “Discontinued operations” to the condensed interim consolidated financial statements.
Total Company
Total Company net income was USD 2.7 billion in 2024 compared to USD 2.3 billion in 2023, and basic EPS was USD 1.31 compared to USD 1.09 in prior year. Net cash flows from operating activities for total Company amounted to USD 2.3 billion and free cash flow amounted to USD 2.0 billion.

Company Cash Flow and Balance Sheet
Cash flow
First quarter
Net cash flows from operating activities from continuing operations amounted to USD 2.3 billion, compared with USD 2.9 billion in the prior-year quarter. This decrease was mainly driven by higher net income from continuing operations adjusted for non-cash items and other adjustments, including divestment gains; and lower payments out of provisions being more than offset by unfavorable changes in working capital, decreased net interest cash inflows and other financial receipts, and higher income taxes paid, mainly due to the timing of payments.
In the prior-year quarter, net cash flows from operating activities from discontinued operations amounted to USD 0.1 billion (Q1 2024: nil).
Net cash outflows used in investing activities from continuing operations amounted to USD 0.9 billion, compared with USD 10.7 billion net cash inflows in the prior-year quarter.
The current year quarter net cash outflows used in investing activities from continuing operations were driven by USD 0.9 billion for purchases of intangible assets; USD 0.2 billion for purchases of property, plant and equipment; and USD 0.3 billion for acquisitions and divestments of businesses, net. These cash outflows were partly offset by net proceeds of USD 0.5 billion from the sale of marketable securities, commodities and time deposits.
In the prior-year quarter, net cash inflows from investing activities from continuing operations of USD 10.7 billion were mainly driven by net proceeds of USD 10.9 billion from the sale of marketable securities, commodities and time deposits; and USD 0.2 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by cash outflows of USD 0.2 billion for purchases of intangible assets and USD 0.2 billion for purchases of property, plant and equipment.
In the prior-year quarter, net cash outflows used in investing activities from discontinued operations amounted to USD 0.1 billion (Q1 2024: nil).
Net cash outflows used in financing activities from continuing operations amounted to USD 5.2 billion, compared with USD 9.0 billion in the prior-year quarter.
The current year quarter net cash outflows used in financing activities from continuing operations were mainly driven by USD 5.2 billion for the net dividend payment (which is the gross dividend of USD 7.6 billion reduced by the USD 2.4 billion Swiss withholding tax, paid in April 2024, according to its due date), as the payments for treasury share transactions of USD 1.1 billion were offset by the net increase in current financial debts of USD 1.2 billion.
In the prior-year quarter, net cash outflows used in financing activities from continuing operations of USD 9.0 billion were driven by USD 7.3 billion for the dividend payment, and USD 2.7 billion for net treasury share transactions. These cash outflows were partly offset by cash inflows of USD 1.0 billion from the net increase in current financial debts.
In the prior-year quarter, net cash outflows used in financing activities from discontinued operations amounted to USD 0.2 billion (Q1 2024: nil).
Free cash flow from continuing operations amounted to USD 2.0 billion (-24% USD), compared with USD 2.7 billion in the prior-year quarter, due to a prior-year one-timer and timing of payments.
Total Company net cash flows from operating activities amounted to USD 2.3 billion, compared with USD 3.0 billion in the prior-year quarter and free cash flow amounted to USD 2.0 billion, compared with USD 2.7 billion in the prior-year quarter.
Balance sheet
Assets
Total non-current assets of USD 67.9 billion decreased by USD 1.6 billion compared to December 31, 2023.

Intangible assets other than goodwill decreased by USD 0.6 billion mainly due to amortization, impairments and unfavorable currency translation adjustments, partially offset by the impact of acquisitions.
Goodwill decreased by USD 0.3 billion mainly due to unfavorable currency translation adjustments.
Property, plant and equipment decreased by USD 0.3 billion mainly as unfavorable currency translation adjustments together with the depreciation charge exceeded additions. Deferred tax assets, right-of-use assets, investments in associated companies ﬁnancial assets, and other non-current assets were broadly in line with December 31, 2023.
Total current assets of USD 26.4 billion decreased by USD 4.0 billion compared to December 31, 2023.
Cash and cash equivalents decreased by USD 3.9 billion as cash generated through operating activities was more than offset by the USD 5.2 billion net dividend payment (which is the gross dividend of USD 7.6 billion reduced by the USD 2.4 billion Swiss withholding tax that was accrued as of March 31, 2024, as its due date was in April 2024), and USD 0.9 billion investing activities outflows, mainly for investments in intangible assets.
Marketable securities, commodities, time deposits and derivative ﬁnancial instruments decreased by USD 0.8 billion, mainly due to the sales of marketable securities, commodities and time deposits and fair value adjustments on derivative financial instruments.
Trade receivables increased by USD 0.7 billion, mainly due to the increase in net sales. Other current assets, inventories and income tax receivables were broadly in line with December 31, 2023.
Liabilities
Total non-current liabilities of USD 25.3 billion decreased by USD 1.5 billion compared to December 31, 2023.
Non-current ﬁnancial debts decreased by USD 1.2 billion mainly due to the reclassiﬁcation of USD 1.0 billion from non-current to current ﬁnancial debts of a USD denominated bond with notional amount of USD 1.0 billion maturing in 2025.
Non-current lease liabilities, deferred tax liabilities and provisions and other non-current liabilities were broadly in line with December 31, 2023.
Total current liabilities of USD 29.3 billion increased by USD 2.9 billion compared to December 31, 2023.
Current ﬁnancial debts and derivative ﬁnancial instruments increased by USD 2.2 billion compared with December 31, 2023, mainly due to the issuance of commercial paper notes under the US commercial paper programs and the reclassiﬁcation of USD 1.0 billion from non-current to current ﬁnancial debts of a USD denominated bond with notional amount of USD 1.0 billion maturing in 2025.
Provisions and other current liabilities increased by USD 1.8 billion, mainly due to USD 2.4 billion Swiss withholding tax on the cash dividend to Novartis AG shareholders that was paid in April 2024, according to its due date. Trade payables decreased by USD 0.9 billion. Current income tax liabilities and current lease liabilities were broadly in line with December 31, 2023.
Equity
The Company’s equity decreased by USD 7.0 billion to USD 39.8 billion compared to December 31, 2023. This decrease was mainly as the net income of USD 2.7 billion and favorable impact from equity-based compensation of USD 0.3 billion was more than offset by the gross cash-dividend to Novartis AG shareholders of USD 7.6 billion, the purchase of treasury shares of USD 1.1 billion and unfavorable currency translation differences of USD 1.4 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 9.7 billion as at March 31, 2024, compared with USD 14.4 billion as at December 31, 2023. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 25.5 billion as at March 31, 2023, compared with USD 24.6 billion as at December 31, 2023.
The debt/equity ratio increased to 0.64:1 as at March 31, 2024, compared with 0.53:1 as at December 31, 2023. The net debt increased to USD 15.8 billion as at March 31, 2024, compared with USD 10.2 billion as at December 31, 2023.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected Innovative Medicines approvals
Product	Active ingredient/ Descriptor	Indication	Region

Xolair	omalizumab	Food allergy	US

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Kisqali	Hormone receptor-positive / human epidermal growth factor receptor 2-negative early breast cancer (adjuvant)	Q4 2023	Q3 2023

Fabhalta	Paroxysmal nocturnal hemoglobinuria	Approved	Q2 2023	Q3 2023	– CHMP positive opinion

Fabhalta	IgA nephropathy	Q1 2024			– US submission, priority review granted

Coartem	Malaria (<5kg patients)				– Submission using MAGHP procedure in Switzerland to facilitate rapid approvals in developing countries

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Aimovig	Migraine, pediatrics	≥2027	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3

Beovu	Diabetic retinopathy	2025	3

CFZ533 (iscalimab)	Sjögren's syndrome	≥2027	2

Cosentyx	Giant cell arteritis	2025	3

	Polymyalgia rheumatica	2026	3

	Rotator cuff tendinopathy	≥2027	3

EXV811 (atrasentan)	IgA nephropathy	2024	3

FUB523 (zigakibart)	IgA nephropathy	≥2027	3

JDQ443 (opnurasib)	Non-small cell lung cancer (mono/combos)	≥2027	3

KAE609 (cipargamin)	Malaria, uncomplicated	≥2027	2

	Malaria, severe	≥2027	2

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– FDA Orphan Drug designation – FDA Fast Track designation

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2027	3

	Primary prevention CVRR	≥2027	3

LNA043	Osteoarthritis	≥2027	2	– FDA Fast Track designation

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023 (iptacopan)	C3 glomerulopathy	2024	3	– EU Orphan Drug designation – EU PRIME designation – FDA Rare Pediatric designation – China Breakthrough Therapy designation – FDA Breakthrough Therapy designation

	IC-MPGN	≥2027	3

	Atypical haemolytic uraemic syndrome	≥2027	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2024	3	– Ph3 REMIX-1 and -2 52-week readout consistent with previously reported data

	Multiple sclerosis	≥2027	3

	CINDU	≥2027	3

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors	2024	3

177Lu-NeoB	Multiple solid tumors	≥2027	1

LXE408	Visceral leishmaniasis	≥2027	2

Pluvicto	Metastatic castration-resistant prostate cancer, pre-taxane	2024	3

	Metastatic hormone sensitive prostate cancer	2025	3	– Event-driven trial

	Oligometastatic prostate cancer	≥2027	3

QGE031 (ligelizumab)	Food allergy	≥2027	3

Scemblix	1L chronic myeloid leukemia	2024	3

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– FDA Fast Track designation – China Breakthrough Therapy designation

VAY736 (ianalumab)	Auto-immune hepatitis	≥2027	2	– FDA Fast Track designation

	Sjögren’s syndrome	2026	3	– FDA Fast Track designation

	Lupus nephritis	≥2027	3

	Systemic lupus erythematosus	≥2027	3

	1L immune thrombocytopenia	2026	3

	2L immune thrombocytopenia	2026	3

	Warm autoimmune hemolytic anemia	2026	3

Vijoyce	Lymphatic malformations	≥2027	3	– US, EU Orphan Drug designation

XXB750	Hypertension	≥2027	2

YTB323	Severe refractory lupus nephritis / systemic lupus erythematosus	≥2027	2

	1L high-risk large B-cell lymphoma	≥2027	2

Condensed Interim Consolidated Financial Statements

Consolidated income statements
First quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q1 2024	Q1 2023

Net sales from continuing operations	10	11 829	10 798

Other revenues	10	291	249

Cost of goods sold		-3 096	-2 991

Gross profit from continuing operations		9 024	8 056

Selling, general and administration		-2 840	-2 891

Research and development		-2 421	-2 575

Other income		249	963

Other expense		-639	-935

Operating income from continuing operations		3 373	2 618

Loss from associated companies		-29	-2

Interest expense		-221	-200

Other financial income and expense		6	104

Income before taxes from continuing operations		3 129	2 520

Income taxes		-441	-370

Net income from continuing operations		2 688	2 150

Net income from discontinued operations	12		144

Net income		2 688	2 294

Attributable to:
Shareholders of Novartis AG		2 688	2 293

Non-controlling interests		0	1

Weighted average number of shares outstanding – Basic (million)		2 044	2 110

Basic earnings per share from continuing operations (USD) [1]		1.31	1.02

Basic earnings per share from discontinued operations (USD) [1]			0.07

Total basic earnings per share (USD) [1]		1.31	1.09

Weighted average number of shares outstanding – Diluted (million)		2 056	2 120

Diluted earnings per share from continuing operations (USD) [1]		1.31	1.01

Diluted earnings per share from discontinued operations (USD) [1]			0.07

Total diluted earnings per share (USD) [1]		1.31	1.08

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of comprehensive income
First quarter (unaudited)
(USD millions)	Q1 2024	Q1 2023

Net income	2 688	2 294

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	37	-35

Currency translation effects, net of taxes	-1 404	306

Total of items that are or may be recycled	-1 367	271

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	79	-58

Fair value adjustments on equity securities, net of taxes	25	-44

Total of items that will never be recycled	104	-102

Total comprehensive income	1 425	2 463

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	1 427	2 461

Continuing operations	1 427	2 259

Discontinued operations		202

Non-controlling interests	-2	2

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated balance sheets
(USD millions)	Mar 31, 2024 (unaudited)	Dec 31, 2023 (audited)

Assets
Non-current assets
Property, plant and equipment	9 200	9 514

Right-of-use assets	1 342	1 410

Goodwill	23 063	23 341

Intangible assets other than goodwill	26 272	26 879

Investments in associated companies	95	205

Deferred tax assets	4 219	4 309

Financial assets	2 487	2 607

Other non-current assets	1 209	1 199

Total non-current assets	67 887	69 464

Current assets
Inventories	5 743	5 913

Trade receivables	7 840	7 107

Income tax receivables	411	426

Marketable securities, commodities, time deposits and derivative financial instruments	225	1 035

Cash and cash equivalents	9 469	13 393

Other current assets	2 759	2 607

Total current assets	26 447	30 481

Total assets	94 334	99 945

Equity and liabilities
Equity
Share capital	793	825

Treasury shares	-17	-41

Reserves	38 899	45 883

Equity attributable to Novartis AG shareholders	39 675	46 667

Non-controlling interests	81	83

Total equity	39 756	46 750

Liabilities
Non-current liabilities
Financial debts	17 191	18 436

Lease liabilities	1 529	1 598

Deferred tax liabilities	2 311	2 248

Provisions and other non-current liabilities	4 259	4 523

Total non-current liabilities	25 290	26 805

Current liabilities
Trade payables	4 062	4 926

Financial debts and derivative financial instruments	8 339	6 175

Lease liabilities	225	230

Current income tax liabilities	1 650	1 893

Provisions and other current liabilities	15 012	13 166

Total current liabilities	29 288	26 390

Total liabilities	54 578	53 195

Total equity and liabilities	94 334	99 945

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of changes in equity
First quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2024		825	-41	49 649	-3 766	46 667	83	46 750

Net income				2 688		2 688	0	2 688

Other comprehensive income					-1 261	-1 261	-2	-1 263

Total comprehensive income				2 688	-1 261	1 427	-2	1 425

Dividends	4.1			-7 624		-7 624		-7 624

Purchase of treasury shares			-6	-1 135		-1 141		-1 141

Reduction of share capital		-32	26	6

Exercise of options and employee transactions				-34		-34		-34

Equity-based compensation			4	280		284		284

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				10		10		10

Taxes on treasury share transactions				20		20		20

Fair value adjustments on financial assets sold				-92	92

Other movements	4.3			66		66		66

Total of other equity movements		-32	24	-8 503	92	-8 419		-8 419

Total equity at March 31, 2024		793	-17	43 834	-4 935	39 675	81	39 756

The accompanying Notes form an integral part of the condensed consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2023		890	-92	63 540	-4 996	59 342	81	59 423

Net income				2 293		2 293	1	2 294

Other comprehensive income					168	168	1	169

Total comprehensive income				2 293	168	2 461	2	2 463

Dividends				-7 255		-7 255		-7 255

Purchase of treasury shares			-18	-2 859		-2 877		-2 877

Reduction of share capital		-48	68	-20

Exercise of options and employee transactions			2	151		153		153

Equity-based compensation			4	187		191		191

Taxes on treasury share transactions				8		8		8

Fair value adjustments on financial assets sold				8	-8

Other movements	4.3			36		36		36

Total of other equity movements		-48	56	-9 744	-8	-9 744		-9 744

Total equity at March 31, 2023		842	-36	56 089	-4 836	52 059	83	52 142

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of cash flows
First quarter (unaudited)
(USD millions)	Note	Q1 2024	Q1 2023

Net income from continuing operations		2 688	2 150

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	2 497	2 682

Dividends received from associated companies and others			1

Interest received		164	256

Interest paid		-147	-115

Other financial receipts			80

Other financial payments		-29	-6

Income taxes paid	6.2	-576	-295

Net cash flows from operating activities from continuing operations before working capital and provision changes		4 597	4 753

Payments out of provisions and other net cash movements in non-current liabilities		-343	-683

Change in net current assets and other operating cash flow items	6.3	-1 989	-1 218

Net cash flows from operating activities from continuing operations		2 265	2 852

Net cash flows from operating activities from discontinued operations			105

Total net cash flows from operating activities		2 265	2 957

Purchases of property, plant and equipment		-227	-168

Proceeds from sale of property, plant and equipment		1	18

Purchases of intangible assets		-929	-221

Proceeds from sale of intangible assets			130

Purchases of financial assets		-47	-40

Proceeds from sale of financial assets		63	63

Divestments and acquisitions of interests in associated companies, net		16	-3

Acquisitions and divestments of businesses, net	6.4	-279	-23

Purchases of marketable securities, commodities and time deposits		-3	-65

Proceeds from sale of marketable securities, commodities and time deposits		506	11 014

Net cash flows (used in)/from investing activities from continuing operations		-899	10 705

Net cash flows used in investing activities from discontinued operations			-84

Total net cash flows (used in)/from investing activities		-899	10 621

Dividends paid to shareholders of Novartis AG	4.1	-5 207	-7 255

Purchases of treasury shares		-1 099	-2 886

Proceeds from exercised options and other treasury share transactions, net			159

Change in current financial debts		1 220	999

Payments of lease liabilities		-67	-66

Other financing cash flows, net		-11	53

Net cash flows used in financing activities from continuing operations		-5 164	-8 996

Net cash flows used in financing activities from discontinued operations			-206

Total net cash flows used in financing activities		-5 164	-9 202

Net change in cash and cash equivalents before effect of exchange rate changes		-3 798	4 376

Effect of exchange rate changes on cash and cash equivalents		-126	107

Net change in cash and cash equivalents		-3 924	4 483

Cash and cash equivalents at January 1		13 393	7 517

Cash and cash equivalents at March 31		9 469	12 000

The accompanying Notes form an integral part of the condensed consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2024 (unaudited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value. These Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2024, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2023 Annual Report published on January 31, 2024.
At the Novartis AG Extraordinary General Meeting, held on September 15, 2023, our shareholders approved the spin-off of the Sandoz business. Following the shareholder approval IFRS Accounting Standards required the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the condensed interim consolidated financial statements. This requires the three months ended March 31, 2023, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations.
For further information and disclosures, refer to Note 3 and Note 12.
2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2023 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2023 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.

3. Significant transactions
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions 2024
Significant pending transactions
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG, a Germany-based, global biopharmaceutical company developing innovative medicines in oncology.
Pursuant to the agreement, on April 11, 2024, Novartis, through a subsidiary, commenced a tender offer to acquire all outstanding shares of MorphoSys AG for EUR 68 per share, or a total consideration of approximately EUR 2.7 billion in cash on a fully diluted basis. The tender offer acceptance period closes on May 13, 2024.
The acquisition of MorphoSys AG is expected to close in the second quarter of 2024, subject to reaching a minimum acceptance threshold of 65% of outstanding shares of MorphoSys AG and the other offer conditions being satisfied.
Significant transactions 2023
Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders
On July 18, 2023, Novartis announced that its Board of Directors had unanimously endorsed the proposed separation of the Sandoz business to create an independent company by way of a spin-off and to seek shareholder approval for the spin-off of the Sandoz business into a separately traded standalone company, following the complete structural separation of the Sandoz business into a standalone company (the Sandoz business or Sandoz Group AG) and subject to the satisfaction of certain conditions and Novartis AG shareholders’ approval.
At the EGM held on September 15, 2023, Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG, subject to the completion of certain conditions precedent to the distribution. Upon shareholder approval, the Sandoz business was reported as discontinued operations and the distribution liability was recognized at its fair value, which exceeded the carrying value of the Sandoz business net assets.
The conditions precedent to the spin-off were met and on October 3, 2023 the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and American Depositary Receipt (ADR) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received 1 Sandoz Group AG share for every 5 Novartis AG shares and each Novartis ADR holder received 1 Sandoz ADR for every 5 Novartis ADR that they held at the close of business on October 3, 2023. As of October 4, 2023, the shares of Sandoz Group AG have been listed on the SIX Swiss Exchange (SIX) under the stock symbol “SDZ”.
On September 18, 2023, the Sandoz business entered into financing arrangements with a group of banks under which on September 28, 2023, it borrowed a total amount of USD 3.3 billion. These borrowings consisted of a bridge loan in EUR (EUR 2.4 billion) and term loans in EUR (EUR 0.2 billion) and USD (USD 0.5 billion). In addition, the Sandoz business borrowed approximately USD 0.4 billion under a number of local bilateral facilities in different countries. This resulted in a total gross debt of USD 3.7 billion. These outstanding borrowings of the Sandoz business legal entities were recognized in the September 30, 2023 consolidated balance sheet within Liabilities related to discontinued operations and within financing activities cash flows from discontinued operations. Prior to the Distribution on October 3, 2023, Sandoz business legal entities paid approximately USD 3.3 billion in cash to Novartis and its affiliates through a series of intercompany transactions.
At the Distribution date on October 3, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion, measured by reference to the October 4, 2023 opening Sandoz Group AG share price and applying a control premium. The dividend in kind distribution liability was recorded as a reduction to equity (retained earnings) and remained in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.6 billion.
Certain consolidated foundations own Novartis AG dividend-bearing shares that restricts their availability for use by Novartis. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Sandoz Group AG shares representing an approximate 4.31% equity interest in Sandoz Group AG. Upon the loss of control of Sandoz Group AG through the Distribution on October 3, 2023, the financial investment in Sandoz Group AG was recognized at its initial fair value based on the opening traded share price of Sandoz Group AG on October 4, 2023 (a Level 1 hierarchy valuation). At initial recognition, on October 4, 2023, the Sandoz Group AG financial investment had a fair value of USD 0.5 billion, and was reported in the fourth quarter of 2023 on the consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
The total non-taxable, non-cash gain recognized at the Distribution date of the spin-off of the Sandoz business amounted to USD 5.9 billion, which consists of:

(USD millions)	Oct 3, 2023

Net assets derecognized	-8 647

Derecognition of distribution liability	13 962

Difference between net assets and distribution liability	5 315

Recognition of Sandoz Group AG shares obtained through consolidated foundations	492

Currency translation gains recycled into the consolidated income statement	357

Transaction costs and other items recognized in the consolidated income statement	-304

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860

For additional disclosures on discontinued operations, refer to Note 12.
Acquisition of DTx Pharma Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire all outstanding shares of DTx Pharma Inc. (DTx), a San-Diego, California US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx’s lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
The purchase price consisted of a cash payment of USD 0.6 billion and potential additional milestones of up to USD 0.5 billion, which the DTx shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 0.6 billion. The amount consisted of a cash payment of USD 0.6 billion and the fair value of contingent consideration of USD 30 million, which DTx shareholders are eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.4 billion, consisting primarily of IPR&D intangible assets of USD 0.4 billion, cash of USD 0.1 billion and net deferred tax liabilities of 0.1 billion. Goodwill amounted to USD 0.2 billion.
The 2023 results of operations since the date of acquisition were not material.
Acquisition of Chinook Therapeutics, Inc.
On June 12, 2023, Novartis entered into an agreement to acquire all outstanding shares of Chinook Therapeutics, Inc. (Chinook Therapeutics), a Seattle, Washington based clinical stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases. The acquisition closed on August 11, 2023.
The purchase price consisted of a cash payment of USD 3.2 billion and potential additional payments of up to USD 0.3 billion, which Chinook Therapeutics shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 3.3 billion. The amount consisted of an upfront cash payment of USD 3.2 billion and the fair value of contingent consideration of USD 0.1 billion, which Chinook Therapeutics shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 2.4 billion, consisting primarily of IPR&D intangible assets of USD 2.5 billion, net deferred tax liabilities of USD 0.4 billion and other net assets of USD 0.3 billion, including cash of USD 0.1 billion. Goodwill amounted to USD 0.9 billion.
The 2023 results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2024	2023	Q1 2024	Q1 2023

Balance at beginning of year		2 044.0	2 119.6	46 667	59 342

Shares acquired to be canceled		-10.3	-31.5	-1 033	-2 769

Other share purchases		-1.0	-1.2	-108	-108

Exercise of options and employee transactions		0.0	2.8	-34	153

Equity-based compensation		7.6	7.7	284	191

Shares delivered to Sandoz employees as a result of the Sandoz spin-off		0.1		10

Taxes on treasury share transactions				20	8

Dividends	4.1			-7 624	-7 255

Net income of the period attributable to shareholders of Novartis AG				2 688	2 293

Other comprehensive income attributable to shareholders of Novartis AG				-1 261	168

Other movements	4.3			66	36

Balance at March 31		2 040.4	2 097.4	39 675	52 059

4.1. The gross dividend to shareholders of Novartis AG amounted to USD 7.6 billion. The net dividend payment to Novartis AG shareholders paid in March 2024 amounted to USD 5.2 billion. The USD 2.4 billion Swiss withholding tax on the gross dividend was accrued as of March 31, 2024, as its due date to the Swiss tax authorities was in April 2024.
4.2. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022, December 2022, and May 2023, and concluded in June 2023.
In June 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase 11.7 million Novartis shares on the second trading line, which concluded in July 2023.
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its new up-to USD 15.0 billion share buyback. Novartis is able to cancel this arrangement but may be subject to a 90-day waiting period under certain conditions. As of March 31, 2024, and December 31, 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of March 31, 2024, and December 31, 2023.
4.3. Other movements include, for subsidiaries in hyper-inflationary economies, the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies.”

5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of March 31, 2024, and December 31, 2023. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2023 Annual Report, published on January 31, 2024.

	Level 1		Level 2		Level 3		Total

(USD millions)	Mar 31, 2024	Dec 31, 2023	Mar 31, 2024	Dec 31, 2023	Mar 31, 2024	Dec 31, 2023	Mar 31, 2024	Dec 31, 2023

Financial assets
Cash and cash equivalents
Debt securities	50	50					50	50

Total cash and cash equivalents at fair value	50	50					50	50

Marketable securities
Derivative financial instruments			48	355			48	355

Total marketable securities and derivative financial instruments at fair value			48	355			48	355

Current contingent consideration receivables					65	65	65	65

Current fund investments and equity securities	35	94			22	31	57	125

Long-term financial investments
Debt and equity securities	755	796	19	20	624	616	1 398	1 432

Fund investments	8	7			179	183	187	190

Non-current contingent consideration receivables					480	553	480	553

Total long-term financial investments at fair value	763	803	19	20	1 283	1 352	2 065	2 175

Associated companies at fair value through profit or loss					94	101	94	101

Financial liabilities
Current contingent consideration liabilities					-161	-14	-161	-14

Current other financial liabilities					-26	-88	-26	-88

Derivative financial instruments			-88	-91			-88	-91

Total current financial liabilities at fair value			-88	-91	-187	-102	-275	-193

Non-current contingent consideration liabilities					-301	-389	-301	-389

In the first quarter of 2024, there was one transfer of equity securities from Level 3 to Level 1 for USD 3 million due to Initial Public Offering.
The fair value of straight bonds amounted to USD 18.7 billion at March 31, 2024 (USD 19.2 billion at December 31, 2023) compared with the carrying amount of USD 20.3 billion at March 31, 2024 (USD 20.6 billion at December 31, 2023). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments at fair value of USD 2.1 billion at March 31, 2024 (USD 2.2 billion at December 31, 2023) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of financial assets included in the line current fund investments and equity securities of USD 57 million at March 31, 2024 (USD 125 million at December 31, 2023) is included in the line “Other current assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.3 billion at March 31, 2024 (USD 0.4 billion at December 31, 2023) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments from continuing operations
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q1 2024	Q1 2023

Depreciation, amortization and impairments on:
Property, plant and equipment	219	252

Right-of-use assets	63	65

Intangible assets	1 032	1 553

Financial assets [1]	28	46

Change in provisions and other non-current liabilities	163	415

Losses/(gains) on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	70	-302

Equity-settled compensation expense	260	190

Loss from associated companies	29	2

Income taxes	441	370

Net financial expense	215	96

Other	-23	-5

Total	2 497	2 682

[1] Includes fair value changes
6.2. Total amount of income taxes paid
In the first quarter of 2024, the total amount of income taxes paid by continuing operations was USD 576 million (Q1 2023: USD 295 million), and nil by discontinued operations (Q1 2023: USD 53 million, which was included within “Net cash flows from operating activities from discontinued operations”). In the first quarter of 2024, the total amount of income taxes paid by the Company was USD 576 million (Q1 2023: USD 348 million).
6.3. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	Q1 2024	Q1 2023

Increase in inventories	-128	-361

Increase in trade receivables	-920	-700

(Decrease)/increase in trade payables	-409	26

Change in other current and non-current assets	-272	-109

Change in other current liabilities	-260	-74

Total	-1 989	-1 218

6.4. Cash flows arising from acquisitions and divestments of businesses, net from continuing operations
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses.
(USD millions)	Q1 2024	Q1 2023

Net assets recognized as a result of acquisitions of businesses	-296

Contingent consideration payable, net	47	-10

Deferred considerations	8

Cash flows used for acquisitions of businesses	-241	-10

Cash flows used for divestments of businesses, net [1]	-38	-13

Cash flows used for acquisitions and divestments of businesses, net	-279	-23

[1] In the first quarter of 2024, USD 38 million (Q1 2023: USD 13 million) represented the net cash outflows from divestments in prior years.
Note 3 and Note 7 provide further information regarding significant acquisitions and divestments of businesses. All acquisitions were for cash.
7. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	Q1 2024	Q1 2023

In-process research and development	339

Cash and cash equivalents	2

Deferred tax liabilities	-50

Trade payables and other liabilities	-5

Net identifiable assets acquired	286	0

Acquired cash and cash equivalents	-2

Goodwill	12

Net assets recognized as a result of acquisitions of businesses [1]	296	0

[1] All net assets recognized relate to business combinations of continuing operations.
Note 3 details significant acquisitions of businesses. There were no significant acquisitions of businesses in the first quarter of 2024 and in the first quarter of 2023. The goodwill arising out of the Q1 2024 acquisition is not tax deductible and it is attributable to the accounting for deferred tax liabilities on acquired assets.

8. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 21 to the Consolidated Financial Statements in our 2023 Annual Report and 2023 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. As of April 22, 2024, there have been no significant developments in those proceedings, as well as no new significant proceedings commenced since the date of the 2023 Annual Report and 2023 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
9. Operating segment
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business, the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations” (see Note 3).
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business (previously the Innovative Medicines Division) and the continuing corporate activities.
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars business (the Sandoz Division) and certain corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off. Included in fourth quarter of 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the Distribution of Sandoz Group AG to Novartis AG shareholders. For further details and disclosures on discontinued operations, refer to Note 3 and Note 12.
The Company’s continuing operations is engaged in the research, development, manufacturing, distribution, and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands.
Following the spin-off of the Sandoz business, on October 3, 2023, Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution and commercialization and sale of innovative medicines. The Company’s research, development manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 10 for revenues and geographic information disclosures.

10. Revenues and geographic information
Net sales
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	Q1 2024	Q1 2023

Net sales to third parties from continuing operations	11 829	10 545

Sales to discontinued operations		253

Net sales from continuing operations	11 829	10 798

Net sales from continuing operations by region1
First quarter
	Q1 2024 USD m	Q1 2023 USD m	% change USD	% change cc 2	Q1 2024 % of total	Q1 2023 % of total

US	4 588	4 050	13	13	39	38

Europe	3 764	3 663	3	4	32	34

Asia/Africa/Australasia	2 580	2 303	12	18	22	21

Canada and Latin America	897	782	15	16	7	7

Total	11 829	10 798	10	11	100	100

Of which in established markets	8 488	7 895	8	8	72	73

Of which in emerging growth markets	3 341	2 903	15	21	28	27

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 34.

Net sales from continuing operations by core therapeutic area and established brands
First quarter
	Q1 2024	Q1 2023	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, renal and metabolic
Entresto	1 879	1 399	34	36

Leqvio	151	64	136	139

Total cardiovascular, renal and metabolic	2 030	1 463	39	41

Immunology
Cosentyx	1 326	1 076	23	25

Xolair [3]	399	354	13	15

Ilaris	356	328	9	14

Total immunology	2 081	1 758	18	21

Neuroscience
Kesimpta	637	384	66	66

Zolgensma	295	309	-5	-3

Aimovig	76	61	25	24

Other	1		nm	nm

Total neuroscience	1 009	754	34	34

Oncology
Kisqali	627	415	51	54

Promacta/Revolade	520	547	-5	-4

Jakavi	478	414	15	18

Tafinlar + Mekinist	474	458	3	5

Tasigna	395	462	-15	-13

Pluvicto	310	211	47	47

Lutathera	169	149	13	14

Scemblix	136	76	79	83

Kymriah	120	135	-11	-10

Piqray/Vijoice	109	116	-6	-6

Fabhalta	6		nm	nm

Other		1	nm	nm

Total oncology	3 344	2 984	12	14

Total promoted brands	8 464	6 959	22	23

Established brands
Sandostatin Group	355	329	8	9

Lucentis	314	416	-25	-23

Exforge Group	192	186	3	5

Gilenya	175	232	-25	-24

Galvus Group	149	183	-19	-12

Diovan Group	140	158	-11	-7

Contract manufacturing	279	375	-26	-26

Other	1 761	1 960	-10	-9

Total established brands	3 365	3 839	-12	-11

Total net sales from continuing operations	11 829	10 798	10	11

[1] Reclassified to conform with 2024 presentation of brands by therapeutic aera and established brands.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 34.
[3] Net sales to from continuing operations reflect Xolair sales for all indications.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2024
First quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	948	35	931	34	38	1 879	34	36

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	661	25	665	21	24	1 326	23	25

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	415	41	222	149	152	637	66	66

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	313	72	314	35	39	627	51	54

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	266	-4	254	-6	-4	520	-5	-4

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			478	15	18	478	15	18

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	184	-5	290	10	13	474	3	5

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			399	13	15	399	13	15

Tasigna	Oncology	Chronic myeloid leukemia (CML)	174	-18	221	-12	-10	395	-15	-13

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	166	18	190	2	11	356	9	14

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	239	14	116	-3	0	355	8	9

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			314	-25	-23	314	-25	-23

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	281	37	29	nm	nm	310	47	47

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	104	-5	191	-5	-2	295	-5	-3

Exforge Group	Established brands	Hypertension	4	0	188	3	6	192	3	5

Gilenya	Established brands	Relapsing multiple sclerosis (RMS)	52	-35	123	-19	-18	175	-25	-24

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	117	13	52	16	16	169	13	14

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	74	100	77	185	188	151	136	139

Galvus Group	Established brands	Type 2 diabetes			149	-19	-12	149	-19	-12

Diovan Group	Established brands	Hypertension	9	-40	131	-8	-4	140	-11	-7

Top 20 brands total			4 007	22	5 334	12	15	9 341	16	18

Rest of portfolio			581	-23	1 907	-3	-2	2 488	-9	-8

Total net sales from continuing operations			4 588	13	7 241	7	10	11 829	10	11

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 34.
[2] Net sales reflect Xolair sales for all indications.

nm = not meaningful

Other revenues
(USD millions)	Q1 2024	Q1 2023

Profit sharing income	214	199

Royalty income	19	22

Milestone income	6	3

Other [1]	52	25

Total other revenues	291	249

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
11. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets for continuing operations:
(USD millions)	Q1 2024	Q1 2023

Property, plant and equipment impairment charges	-1	-27

Property, plant and equipment impairment reversal		9

Property, plant and equipment depreciation charge	-218	-233

Right-of-use assets depreciation charge	-63	-65

Intangible assets impairment charges [1]	-157	-473

Intangible assets amortization charge	-875	-1 079

[1] The first quarter of 2023 includes an impairment of USD 0.3 billion related to the write-down of IPR&D related to cessation of clinical development program NIZ985.

In the first quarter of 2024 and 2023, there were no impairment charges and reversals of impairment charges on right-of use assets and no reversals of impairment charges on intangible assets.
The following table shows the additions to property, plant and equipment, right-of use-assets and intangible assets for continuing operations excluding the impact of business acquisitions, which are disclosed in Note 7:
(USD millions)	Q1 2024	Q1 2023

Additions to property, plant and equipment	223	177

Additions to right-of-use assets	28	143

Additions to intangible assets other than goodwill	663	195

Other commitments
The Company has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations. The Company routinely acquires businesses and interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future.
In addition to the pending transaction disclosed in Note 3 – Significant transactions, the Company has other commitments to acquire a business and interests in intellectual property through, to the date the consolidated interim financial statements were approved for publication, totaling USD 2.2 billion (of which USD 1.1 billion may become payable in 2024).

12. Discontinued operations
Discontinued operations included the operational results from the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to the Sandoz business, as well as certain other expenses related to the spin-off (refer to Note 3 for further details).
The Sandoz business operated in the off-patent medicines segment and specialized in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business was organized globally into two franchises: Generics and Biosimilars.
As the Sandoz business spin-off was completed on October 3, 2023, there were no operating results in the first quarter of 2024.
Net income from discontinued operations
(USD millions unless indicated otherwise)	Q1 2023

Net sales to third parties from discontinued operations	2 408

Sales to continuing operations	95

Net sales from discontinued operations	2 503

Other revenues	6

Cost from goods sold	-1 288

Gross profit from discontinued operations	1 221

Selling, general and administration	-552

Research and development	-219

Other income	7

Other expense	-219

Operating income from discontinued operations	238

as % from net sales	9.5%

Income from associated companies	1

Interest expense	-11

Other financial income and expense	-8

Income before taxes from discontinued operations	220

Income taxes [1]	-76

Net income from discontinued operations	144

[1] The tax rate in Q1 2023 of 34.5% was impacted by net increases in uncertain tax positions of the Sandoz business. Excluding these impacts, the tax rate would have been 26.1% in Q1 2023.
Supplemental disclosures related to discontinued operations
Net income from discontinued operations
Included in net income from discontinued operations were:
(USD millions unless indicated otherwise)	Q1 2023

Interest income	1

Depreciation of property, plant and equipment	-51

Depreciation of right-of-use assets	-8

Amortization of intangible assets	-55

Impairment charges on property, plant and equipment	-1

Impairment charges on intangible assets	-12

Additions to restructuring provisions	-5

Equity-based compensation expense related to Novartis equity-based participation plans	-18

In 2023 there were no impairment charges and reversals of impairment charges on right-of-use assets and no reversals of impairment charges on property, plant and equipment, and intangible assets of discontinued operations.

Other information
The following table shows for discontinued operations the additions to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q1 2023

Additions to property, plant and equipment	78

Additions to right-of-use assets	9

Additions to goodwill and intangible assets	21

For additional information related to the October 3, 2023 distribution (spin-off) of the Sandoz business to Novartis AG shareholders, effected through a dividend in kind distribution of Sandoz Group AG shares to Novartis AG shareholders and ADR holders, refer to Note 3.

13. Events subsequent to the March 31, 2024, consolidated balance sheet
The Company entered into commitments to acquire a business and interests in intellectual property subsequent to March 31, 2024, through to the date the consolidated interim financial statements were approved for publication. See Note 11 for further information.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. This definition provides a performance measure focusing on core operating activities and excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 41 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
(USD millions unless indicated otherwise)	Q1 2024	Q1 2023

IFRS Accounting Standards operating income from continuing operations	3 373	2 618

Amortization of intangible assets	807	1 027

Impairments

Intangible assets	157	473

Property, plant and equipment related to the company-wide rationalization of manufacturing sites		-7

Total impairment charges	157	466

Acquisition or divestment of businesses and related items

- Income	-112	-4

- Expense	120	2

Total acquisition or divestment of businesses and related items, net	8	-2

Other items

Divestment gains	-12	-126

Financial assets - fair value adjustments	28	46

Restructuring and related items

- Income	-58	-31

- Expense	91	650

Legal-related items

- Income		-484

- Expense	50	29

Additional income	-12	-295

Additional expense	105	8

Total other items	192	-203

Total adjustments	1 164	1 288

Core operating income from continuing operations	4 537	3 906

as % of net sales	38.4%	36.2%

Loss from associated companies	-29	-2

Core adjustments to loss from associated companies, net of tax	26

Interest expense	-221	-200

Other financial income and expense	6	104

Core adjustments to other financial income and expense	90	14

Income taxes, adjusted for above items (core income taxes)	-728	-589

Core net income from continuing operations	3 681	3 233

Core net income from discontinued operations [1]		381

Core net income	3 681	3 614

Core net income attributable to shareholders of Novartis AG	3 681	3 613

Core basic EPS from continuing operations (USD) [2]	1.80	1.54

Core basic EPS from discontinued operations (USD) [1,2]		0.17

Core basic EPS (USD) [2]	1.80	1.71

[1] For details on discontinued operations reconciliation from IFRS Accounting Standards net income to core net income, please refer to page 38.
[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
First quarter
(USD millions unless indicated otherwise)	Q1 2024 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2024 Core results	Q1 2023 Core results

Gross profit from continuing operations	9 024	773			5	9 802	9 000

Operating income from continuing operations	3 373	807	157	8	192	4 537	3 906

Income before taxes from continuing operations	3 129	807	157	8	308	4 409	3 822

Income taxes [5]	-441					-728	-589

Net income from continuing operations	2 688					3 681	3 233

Net income from discontinued operations [6]							381

Net income	2 688					3 681	3 614

Basic EPS from continuing operations (USD) [7]	1.31					1.80	1.54

Basic EPS from discontinued operations (USD) [6,7]							0.17

Basic EPS (USD) [7]	1.31					1.80	1.71

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-3 096	773			5	-2 318	-2 047

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-2 840					-2 840	-2 864

Research and development	-2 421	34	157	11	16	-2 203	-2 053

Other income	249			-112	-82	55	104

Other expense	-639			109	253	-277	-281

The following are adjustments to arrive at core income before taxes from continuing operations

Loss from associated companies	-29				26	-3	-2

Other financial income and expense	6				90	96	118

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to technologies

[2] Impairments: research and development includes net impairment charges related to intangible assets
[3] Acquisition or divestment of businesses and related items, including integration charges: research and development includes integration cost charges; other income and other expense includes transitional service-fee income and expenses related to the Sandoz distribution and other expense also includes business integration costs

[4] Other items: cost of goods sold, other income and other expense includes restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense includes fair value adjustments; other income also includes divestment gains; other expense includes legal related items; other expenses also includes a fair value adjustment on a contingent receivable and other costs and items; loss from associated companies includes a divestment adjustment related to the sale of an investment in associated companies; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies and currency devaluation losses

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.3 billion to arrive at the core results before tax amounts to USD 287 million. The average tax rate on the adjustments was 22.4% since the estimated full year core tax charge of 16.5% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations core results refer to page 38.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
First quarter
(USD millions unless indicated otherwise)	Q1 2023 Core results

Gross profit from discontinued operations	1 307

Operating income from discontinued operations	507

Income before taxes from discontinued operations	496

Income taxes	-115

Net income from discontinued operations	381

Basic EPS from discontinued operations (USD) [1]	0.17

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-854

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-537

Research and development	-219

Other income	5

Other expense	-49

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-1

[1] Earnings per share (EPS) is calculated on the amount of net income from discontinued operations attributable to shareholders of Novartis AG.

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
First quarter
	Q1 2024			Q1 2023

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Revised Free cash flow

Net cash flows from operating activities from continuing operations	2 265		2 265	2 852		2 852

Net cash flows from operating activities from discontinued operations				105		105

Total net cash flows from operating activities	2 265		2 265	2 957		2 957

Net cash flows (used in)/from investing activities from continuing operations	-899	672	-227	10 705	-10 873	-168

Net cash flows used in investing activities from discontinued operations				-84	15	-69

Total net cash flows (used in)/from investing activities [1]	-899	672	-227	10 621	-10 858	-237

Net cash flows used in financing activities from continuing operations	-5 164	5 164	0	-8 996	8 996	0

Net cash flows used in financing activities from discontinued operations				-206	206	0

Total net cash flows used in financing activities [2]	-5 164	5 164	0	-9 202	9 202	0

Non-IFRS measure free cash flow from continuing operations			2 038			2 684

Non-IFRS measure free cash flow from discontinued operations						36

Total non-IFRS measure free cash flow			2 038			2 720

[1] With the exception of purchases of property, plant and equipment, all net cash flows from investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[2] Net cash flows used in financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
First quarter
(USD millions)	Q1 2024	Q1 2023

Operating income from continuing operations	3 373	2 618

Adjustments for non-cash items
Depreciation, amortization and impairments	1 342	1 916

Change in provisions and other non-current liabilities	163	415

Other	307	-117

Operating income adjusted for non-cash items from continuing operations	5 185	4 832

Dividends received from associated companies and others		1

Interest received and other financial receipts	164	336

Interest paid and other financial payments	-176	-121

Income taxes paid	-576	-295

Payments out of provisions and other net cash movements in non-current liabilities	-343	-683

Change in inventories and trade receivables less trade payables	-1 457	-1 035

Change in other net current assets and other operating cash flow items	-532	-183

Net cash flows from operating activities from continuing operations	2 265	2 852

Purchases of property, plant and equipment	-227	-168

Non-IFRS measure free cash flow from continuing operations	2 038	2 684

Non-IFRS measure free cash flow from discontinued operations [1]		36

Total non-IFRS measure free cash flow	2 038	2 720

[1] In the first quarter of 2023 the free cash flow from discontinued operations was a cash inflow of USD 36 million consisting of USD 105 million net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 69 million.

Additional information
Net debt
Condensed consolidated changes in net debt
First quarter
(USD millions)	Q1 2024	Q1 2023

Net change in cash and cash equivalents	-3 924	4 483

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-1 729	-12 342

Change in net debt	-5 653	-7 859

Net debt at January 1	-10 183	-7 245

Net debt at March 31	-15 836	-15 104

Components of net debt
(USD millions)	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023

Non-current financial debts	-17 191	-18 436	-20 396

Current financial debts and derivative financial instruments	-8 339	-6 175	-6 968

Total financial debts	-25 530	-24 611	-27 364

Less liquidity

Cash and cash equivalents	9 469	13 393	12 000

Marketable securities, commodities, time deposits and derivative financial instruments	225	1 035	260

Total liquidity	9 694	14 428	12 260

Net debt at end of period	-15 836	-10 183	-15 104

Share information
	Mar 31, 2024	Dec 31, 2023

Number of shares outstanding	2 040 406 387	2 044 033 986

Registered share price (CHF)	87.37	84.87

ADR price (USD)	96.73	100.97

Market capitalization (USD billions) [1]	196.8	206.3

Market capitalization (CHF billions) [1]	178.3	173.5

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q1 2024	Average rates Q1 2023	Period-end rates Mar 31, 2024	Period-end rates Mar 31, 2023

1 CHF	1.144	1.081	1.104	1.095

1 CNY	0.139	0.146	0.138	0.146

1 EUR	1.086	1.073	1.080	1.090

1 GBP	1.268	1.215	1.262	1.240

100 JPY	0.674	0.756	0.660	0.751

100 RUB	1.101	1.369	1.086	1.295

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
First quarter
	Change in USD % Q1 2024	Change in constant currencies % Q1 2024	Percentage point currency impact Q1 2024

Net sales from continuing operations	10	11	-1

Operating income from continuing operations	29	39	-10

Net income from continuing operations	25	37	-12

Basic earnings per share (USD) from continuing operations	28	41	-13

Core operating income from continuing operations	16	22	-6

Core net income from continuing operations	14	19	-5

Core basic earnings per share (USD) from continuing operations	17	23	-6

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “will,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “transformation,” “focus,” “address,” “accelerate,” “deliver,” “remain,” “scaling,” “guidance,” “outlook,” “long-term,” “priority,” “potential,” “can,” “trajectory” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions, including the acquisition of MorphoSys AG; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
June 2, 2024
Novartis ASCO IR event (Chicago, US)
July 18, 2024
Second quarter & half year 2024 results
October 29, 2024
Third quarter & nine months 2024 results
November 20-21, 2024
Meet Novartis Management 2024 (London, UK)